FORT MEIGS PLAZA



                    BALANCE SHEET AS OF DECEMBER 31, 1997 AND
            STATEMENTS OF OPERATIONS, OWNER'S DEFICIT AND CASH FLOWS
                             FOR THE YEAR THEN ENDED

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




                    BALANCE SHEET AS OF DECEMBER 31, 1996 AND
            STATEMENTS OF OPERATIONS, OWNER'S DEFICIT AND CASH FLOWS
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

                                    UNAUDITED

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Owner of
  Fort Meigs Plaza:

We have audited the accompanying balance sheet of Fort Meigs Plaza (a property wholly-owned by McNeil Real Estate Fund XXI, L.P., the "Owner") as of December 31, 1997, and the related statements of operations, changes in owner's deficit and cash flows for the year then ended. These financial statements are the responsibility of the Property's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fort Meigs Plaza as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Property will continue as a going concern. As discussed in Note 2 to the financial statements, the Property's Owner is in default on approximately $3.7 million in mortgage note debt that is secured by the Property, and for which no extensions, modifications, or refinancings have yet been negotiated. There is no guarantee that such negotiations can be completed. The Owner's plans in regard to these matters are also described in Note 2. This condition raises substantial doubt about the Property's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Arthur Andersen LLP



Dallas, Texas
  March 20, 1998

                                FORT MEIGS PLAZA

                                 BALANCE SHEETS

                                                                                       December 31,
                                                                       -----------------------------------------
                                                                              1997                    1996
                                                                       -----------------        ----------------
                                                                                                    (Unaudited)
                                     ASSETS
                                     ------
Asset held for sale:
   Land                                                                $         367,193        $        367,193
   Buildings and tenant improvements                                           4,594,690               4,530,376
                                                                        ----------------         ---------------
                                                                               4,961,883               4,897,569
   Less:  Accumulated depreciation
     and amortization                                                         (2,165,895)             (2,165,895)
                                                                        -----------------        ----------------
                                                                               2,795,988               2,731,674

Cash                                                                              18,953                  10,291
Cash segregated for tenant security deposits                                      10,358                   8,383
Accounts receivable                                                              100,314                 104,137
Prepaid expenses and other assets                                                 11,654                   6,478
                                                                        ----------------         ---------------
                                                                       $       2,937,267        $      2,860,963
                                                                        ================         ===============


                         LIABILITIES AND OWNER'S DEFICIT
                         -------------------------------

Mortgage note payable                                                  $               -        $      3,011,293
Mortgage notes payable - affiliate                                             3,730,076                 733,900
Accrued interest payable                                                         105,655                  93,146
Accrued property taxes                                                            75,992                  74,880
Accounts payable and other accrued expenses                                          536                       -
Accounts payable - affiliate                                                       3,200                   3,004
Tenant security deposits and deferred rental revenue                               8,850                   7,980
                                                                         ---------------         ---------------
                                                                               3,924,309               3,924,203

Commitments and contingencies

Owner's deficit                                                                 (987,042)             (1,063,240)
                                                                         ---------------         ---------------
                                                                       $       2,937,267        $      2,860,963
                                                                        ================         ===============

                 See accompanying notes to financial statements.

                                FORT MEIGS PLAZA

                            STATEMENTS OF OPERATIONS

                                                             For the Years Ended December 31,
                                                   ----------------------------------------------------
                                                       1997               1996               1995
                                                                       (Unaudited)       (Unaudited)
                                                   --------------    ---------------   ----------------
REVENUE:
   Rental revenue                                  $      682,906    $       684,195   $        669,565
                                                    -------------     --------------    ---------------

EXPENSES:
   Interest                                               368,996            386,939            388,851
   Interest - affiliates                                   77,380             61,556             61,388
   Depreciation and amortization                                -            149,474            193,711
   Property taxes                                          74,894             72,539             69,682
   Personnel expenses                                      11,848              8,580              9,855
   Repairs and maintenance                                 41,473             38,454             45,329
   Property management fees                                41,403             39,308             40,575
   Utilities                                               20,159             20,639             20,717
   Other property operating expenses                       54,004             22,401             23,640
                                                    -------------      -------------     --------------

     Total expenses                                       690,157            799,890            853,748
                                                    -------------      -------------     --------------

Net loss                                           $       (7,251)    $     (115,695)   $      (184,183)
                                                    =============      =============     ==============

                 See accompanying notes to financial statements.

                                FORT MEIGS PLAZA

                    STATEMENTS OF CHANGES IN OWNER'S DEFICIT

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                               For the Years Ended December 31,
                                                   -------------------------------------------------------------
                                                       1997                    1996                 1995
                                                                           (Unaudited)           (Unaudited)
                                                   ---------------        ----------------     -----------------
Balance at beginning of year (unaudited)          $   (1,063,240)        $      (979,098)     $       (815,657)

Capital contributed                                      816,419                 693,522               693,133

Capital distributed                                     (732,970)               (661,969)             (672,391)

Net loss                                                  (7,251)               (115,695)             (184,183)
                                                  --------------           -------------        --------------

Balance at end of year                           $      (987,042)         $   (1,063,240)      $      (979,098)
                                                  ==============           =============        ==============



                 See accompanying notes to financial Statements.

                                FORT MEIGS PLAZA

                            STATEMENTS OF CASH FLOWS

                           Increase (Decrease) in Cash


                                                            For the Years Ended December 31,
                                                   ----------------------------------------------------
                                                       1997               1996               1995
                                                                       (Unaudited)       (Unaudited)
                                                   ---------------    ---------------   ---------------
Cash flows from operating activities:
   Cash received from tenants..............        $      685,624     $      652,870    $       673,073
   Cash paid to suppliers..................              (132,226)           (94,652)           (95,555)
   Cash paid to affiliates.................               (41,207)           (39,772)           (40,352)
   Interest paid...........................              (384,879)          (386,688)          (388,280)
   Interest paid to affiliate..............               (48,886)           (48,886)           (48,886)
   Property taxes paid.....................               (73,782)           (72,546)           (70,697)
                                                    --------------     --------------    ---------------
Net cash provided by operating
   activities..............................                 4,644             10,326             29,303
                                                    -------------      -------------     --------------

Cash flows from investing activities:
   Additions to buildings and tenant
     Improvements..........................               (64,314)           (30,956)           (28,685)
                                                    -------------      -------------     --------------

Cash flows from financing activities:
   Principal payments on mortgage
     note payable..........................               (15,117)           (13,308)           (11,716)
   Capital contributed.....................               816,419            693,522            693,133
   Capital distributed.....................              (732,970)          (661,969)          (672,391)
                                                    --------------     -------------     --------------
Net cash provided by financing activities..                68,332             18,245              9,026
                                                    -------------      -------------     --------------

Net increase (decrease) in cash............                 8,662             (2,385)             9,644

Cash at beginning of year..................                10,291             12,676              3,032
                                                    -------------      -------------     --------------

Cash at end of year........................        $       18,953     $       10,291    $        12,676
                                                    =============      =============     ==============

                 See accompanying notes to financial statements.

                                FORT MEIGS PLAZA

                            STATEMENTS OF CASH FLOWS

               Reconciliation of Net Loss to Net Cash Provided by
                              Operating Activities


                                                            For the Years Ended December 31,
                                                   -----------------------------------------------------
                                                          1997             1996               1995
                                                                       (Unaudited)       (Unaudited)
                                                   ---------------    ---------------  -----------------
Net loss...................................        $       (7,251)    $     (115,695)  $       (184,183)
                                                    -------------      -------------    ---------------

Adjustments to reconcile net loss to
   net cash provided by operating
   activities:
   Depreciation and amortization...........                     -            149,474            193,711
   Amortization of deferred borrowing
     costs.................................                   102                393                360
   Changes in assets and liabilities:
     Cash segregated for tenant
       security deposits...................                (1,975)            (3,447)             3,551
     Accounts receivable...................                 3,823            (30,123)             2,267
     Prepaid expenses and other
       assets..............................                (5,278)            (2,022)             1,430
     Accrued interest payable..............                12,509             12,528             12,713
     Accrued property taxes................                 1,112                 (7)            (1,015)
     Accounts payable and other
       accrued expenses....................                   536             (2,556)             2,556
     Accounts payable - affiliates.........                   196               (464)               223
     Tenant security deposits and
       deferred rental revenue.............                   870              2,245             (2,310)
                                                    -------------      -------------     ---------------

     Total adjustments.....................                11,895            126,021            213,486
                                                    -------------      -------------     --------------

Net cash provided by operating
   activities..............................        $        4,644     $       10,326    $        29,303
                                                    =============      =============     ==============

                 See accompanying notes to financial statements.

                                FORT MEIGS PLAZA

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

   Organization
   ------------

Fort Meigs Plaza (the "Property") is wholly-owned by McNeil Real Estate XXI, L.P. (the "Owner"). The Property is a 104,990 square foot strip shopping center located in Perrysburg, Ohio, a city lying just outside of Toledo, Ohio.

   Basis of Presentation
   ---------------------

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from the records of the Property and include its assets, liabilities, revenues and expenses. The accompanying financial statements do not include assets, liabilities, revenues or expenses pertaining to the operation of the Owner or of other properties in which the Owner has an ownership interest.

   Buildings and Tenant Improvements
   ---------------------------------

The Property's buildings and tenant improvements are stated at cost less accumulated depreciation and amortization through October 1, 1996. Depreciation and amortization were computed principally on a straight-line basis over the estimated useful lives of the related assets, which ranged from 5 to 25 years. Tenant improvements were amortized over the life of the respective lease or the estimated useful lives of the improvements, whichever was shorter.

The Owner placed the Property on the market for sale October 1, 1996. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," depreciation and amortization ceased on that date.

   Revenue Recognition
   -------------------

The Property leases its units under non-cancelable operating leases. Certain leases provide concessions and/or periods of escalating or free rent. Rental revenue is recognized on a straight-line basis over the term of the related leases. The excess of the rental revenue recognized over the contractual rental payments is recorded as accrued rent receivable and is included in accounts receivable on the Balance Sheet.

Future minimum rents to be received as of December 31, 1997 are as follows:

      1998..............................               $       573,846
      1999..............................                       498,124
      2000..............................                       375,223
      2001..............................                       337,222
      2002..............................                        60,201
      Thereafter........................                       362,875
                                                        --------------
        Total...........................               $     2,207,491
                                                        ==============

Future minimum rents do not include contingent rentals based on sales volume of tenants. Contingent rents amounted to $50,026 for the year ended December 31, 1997. Future minimum rents also do not include expense reimbursements for common area maintenance, property taxes, and other expenses. These expense reimbursements amounted to $65,786 for the year ended December 31, 1997. These contingent rents and expense reimbursements are included in rental revenue on the Statements of Operations.

Note 2 - Mortgage Notes Payable - Affiliate
-------------------------------------------

The following sets forth the mortgage notes payable - affiliate of the Owner of the Property at December 31, 1997. The mortgage notes are in the Owner's name and are secured by the Property.

Mortgage                 Annual           Monthly
Lien                     Interest         Payments/
Position(a)              Rates %          Maturity
-----------              --------         ----------
First                    12.81            $33,333      03/98    $     2,996,176
Second                    8.25            $4,073(b)    09/97            733,900
                                                                 --------------
                                                                $     3,730,076
                                                                 ==============

(a)    The debt is non-recourse to the Owner.

(b)     Payments  are  interest-only  equal to an effective  interest  rate   of
        6.66%.  All accrued  interest is due at maturity.

In December 1997, McNeil Real Estate Fund XX, L.P. ("Fund XX"), the affiliated partnership of the Owner that holds the second lien mortgage secured by the Property, purchased the first lien mortgage note from the unaffiliated lender. The Owner is in default on payment of both the first and second liens on the Property as the notes matured on March 1, 1998 and September 1, 1997, respectively. The Property is currently on the market for sale and the Owner has received an offer from a non-affiliate to purchase the property for $3.8 million. The Owner will continue to make regularly scheduled debt service payments on the first and second lien mortgage notes until the Property can be sold.

If the pending sales transaction is not completed, the Owner will attempt to renegotiate the terms of the affiliate debt. However, such refinancing may be at an interest rate which is higher, or otherwise on terms which are less favorable than those provided by the current mortgage. Furthermore, if alternative financing cannot be obtained, the affiliate lender could foreclose on the Property which secures the mortgage. Management believes the possibility of this outcome is unlikely.

Note 3 - Transactions with Affiliates
-------------------------------------

   Property Management Fees
   ------------------------

The Owner pays property management fees of 6% of gross receipts of the Property to McNeil Real Estate Management, Inc., an affiliate of the Owner, for providing property management and leasing services to the Property.

   Accounts Payable - Affiliate
   ----------------------------

Accounts payable - affiliate at December 31, 1997 consists of property management fees which are due and payable from current operations.

Note 4 - Commitments and Contingencies
--------------------------------------

The Property is engaged in legal actions arising from the normal course of business. In management's opinion, the Property has adequate legal defenses with respect to these actions, and the resolution of these matters should have no material adverse effects upon the results of operations or financial condition of the Property.